
May 31, 2023

James Crossen
Chief Financial Officer
Acropolis Infrastructure Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Acropolis Infrastructure Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2023**
> **File No. 001-40584**

Dear James Crossen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian M. Janson